CERTIFICATE OF FORMATION
OF
Realworld.com LLC

FIRST: The name of the limited liability company is: Realworld.com LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The initial members of the limited liability company are:

Code Law LLC

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this September 30, 2022.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:42 PM 09/30/2022
FILED 03:42 PM 09/30/2022
SR 20223667585 - File Number 7060844